Filed by Thermage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

Dear Customer:

We are pleased to share with you some exciting news that we believe will accelerate the growth of Thermage and offer increased revenue opportunities for your practice. As the enclosed press release outlines, today we announced that Thermage has entered into a definitive merger agreement to acquire Reliant Technologies Inc., a leader in skin resurfacing and rejuvenation with its Fraxel™ product line.

We’d like to share what this acquisition means for you.

We highly value our customers and believe that product innovation, safety, efficacy and helping you realize a return on your investment are all important factors in your decision to support an aesthetic company. At Thermage we continually strive to meet those expectations. The combination of Thermage’s leadership in skin tightening and contouring, and Reliant’s leadership in skin resurfacing and rejuvenation offers you an expanded and complementary product line, enabling you to offer a more complete solution to your clients.

Combining our resources will allow us to provide more comprehensive customer service and support, and the financial strength of the combined company will provide a foundation for innovation and development; enabling us to continue to develop compelling products to meet the demands of the growing aesthetic market.

The combined company will retain the Thermage name, and our executive offices will continue to be based in Hayward, California. We currently expect the proposed transaction to close during the fourth quarter of 2008, subject to customary closing conditions, including approval by Thermage stockholders. At this time, you should continue to contact your existing Thermage or Reliant representative for support. After we close the transaction, we expect to integrate the two sales organizations into one of the largest, most experienced sales teams in the aesthetic industry. We are confident that the combination of our sales and support resources will provide you with outstanding customer service.

We strongly believe that this combination will represent an excellent opportunity for both you and for Thermage. If you have any concerns or would like to share any feedback, please do not hesitate to contact me. Thank you for your continued support.

Regards,

Bill Brodie

Vice President of U.S. Sales

bbrodie@thermage.com

Safe Harbor

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management’s current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage’s business are detailed in the Company’s Form 10-Q for the quarter ended March 31, 2008, and additional risk factors relating to the proposed transaction discussed in this communication will be presented in future public filings. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction. The proxy statement/prospectus/information statement (when it becomes available), and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction will be available in the proxy statement/prospectus/information statement.